SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)

                        First Union Real Estate Equity and
                               Mortgage Investments
                                 (Name of Issuer)

                           Shares of Beneficial Interest
                           (Title of Class of Security)

                                    337 400 105
                                   (CUSIP Number)

                                 William A. Scully
                       c/o Apollo Real Estate Advisors, L.P.
                            1301 Avenue of the Americas
                             New York, New York 10019
                             Telephone: (212) 261-4000
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  With a copy to:

                               Patrick J. Foye, Esq.
                     Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue
                                New York, NY 10022
                             Telephone: (212) 735-2274


                                   March 4, 1998
              (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]

               Check the following box if a fee is being paid with the statement: [ ]



                               SCHEDULE 13D

CUSIP No.


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|

3      SEC USE ONLY

4      SOURCE OF FUNDS
       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                     |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

        NUMBER OF           7    SOLE VOTING POWER
         SHARES                  0
      BENEFICIALLY
        OWNED BY            8    SHARED VOTING POWER
          EACH                   2,135,987
        REPORTING
         PERSON             9    SOLE DISPOSITIVE POWER
          WITH                   0

                           10    SHARED DISPOSITIVE POWER
                                 2,135,987

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,135,987

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                   |_|


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.6%

14     TYPE OF REPORTING PERSON
       PN



                               SCHEDULE 13D

CUSIP No.


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE ADVISORS II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                               (b) |_|

3      SEC USE ONLY

4      SOURCE OF FUNDS
       WC, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

        NUMBER OF           7    SOLE VOTING POWER
         SHARES                  0
      BENEFICIALLY
        OWNED BY            8    SHARED VOTING POWER
          EACH                   2,135,987
        REPORTING
         PERSON             9    SOLE DISPOSITIVE POWER
          WITH                   0

                           10    SHARED DISPOSITIVE POWER
                                 2,135,987

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,135,987

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                   |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.6%

14     TYPE OF REPORTING PERSON
       PN



               This Amendment No. 5 amends and supplements the following Items of the Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. originally filed on January 6, 1997 with the Securities and Exchange Commission with respect to the Shares of Beneficial Interest (the "Shares") of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

               Item 7 is hereby amended by adding the following:

Item 7. Material to be Filed as Exhibits.

               The following exhibit is being filed with this Schedule:

               1. Letter, dated as of March 4, 1998, from Apollo Real Estate Advisors, L.P. to First Union.


                                     SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 5, 1998


                      APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                      By:    Apollo Real Estate Advisors II, L.P.
                             Managing Member


                      By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                             By:  /s/   Michael D. Weiner
                                  ___________________________
                             Name:  Michael D. Weiner
                             Title: Vice President,
                                    Apollo Real Estate Capital
                                    Advisors II, Inc.


                      APOLLO REAL ESTATE ADVISORS II, L.P.

                      By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                             By: /s/  Michael D. Weiner
                                 ______________________________
                             Name:  Michael D. Weiner
                             Title: Vice President,
                                    Apollo Real Estate Capital
                                    Advisors II, Inc.